Exhibit 99.2

news

IMMEDIATE	30 March 2004

Royal & Sun Alliance Insurance Group plc re Board Changes

Royal & SunAlliance announces the appointment of Noel Harwerth; previously Chief Operating Officer Citibank International plc (London) and Chief Tax Officer Citibank New York, and Malcolm Le May currently President Europe of JER Partners, the leading real estate asset management company, as non-executive directors with immediate effect. This follows the retirement of Stephen Hill and Susan Hooper from the Board, also with immediate effect.

John Napier, Chairman of Royal & SunAlliance said:

“Stephen has wanted to step down for a while to allow him to focus on the continued expansion of Betfair, where he was appointed CEO in July 2003, whilst Susan has been reviewing a number of career opportunities. They are both energetic supporters of the key changes necessary at the Company and I would like to thank them for their contribution and support, and wish them continued success in the future.”

The recent announcement of the appointment of George Culmer as Chief Financial Officer, commencing in May 2004, the earlier appointments of John Maxwell and Edward Lea and today’s announcement, completes the reshaping of the Royal & SunAlliance Board indicated at last year’s AGM.

–ENDS–

For further information:

Press
Richard Emmott
Tel: +44 (0) 20 7569 6023

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6134 Facsimile +44 (0)20 7569 6587